UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the fiscal year ended April 30, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the transition period from              to

Commission File Number 1-13666

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Darden Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DARDEN RESTAURANTS, INC.

1000 Darden Center Drive

Orlando, Florida 32837

REQUIRED INFORMATION

The following financial statements for the plan are being furnished herewith:

Report of Independent Registered Public Accounting Firm.

Audited Statement of Net Assets Available for Benefits as of April 30, 2010 and April 30, 2009, prepared in accordance with the financial reporting requirements of ERISA.

Audited Statement of Changes in Net Assets Available for Benefits for the years ended April 30, 2010 and April 30, 2009, prepared in accordance with the financial reporting requirements of ERISA.

Notes to Financial Statements.

Schedule 1 – Schedule of Assets (Held at End of Year) April 30, 2010.

Schedule 2 – Schedule of Reportable Transactions, Year Ended April 30, 2010.

DARDEN SAVINGS PLAN

Financial Statements and Supplemental Schedules

April 30, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

DARDEN SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Benefit Plans Committee

Darden Restaurants, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Darden Savings Plan (the Plan) as of April 30, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules – Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG

October 22, 2010

Orlando, Florida

Certified Public Accountants

DARDEN SAVINGS PLAN

Statement of Net Assets Available for Benefits

April 30, 2010

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Assets:
Investments, at fair value (note 6):
Short-term investments	$1,196,975	495,245	1,692,220
RiverSource Trust Stable Capital Fund II	68,516,279	—	68,516,279
Aston/TAMRO Small Cap I	33,939,828	—	33,939,828
American Funds EuroPacific Growth (R6)	33,383,108	—	33,383,108
Pimco Total Return Fund	24,903,966	—	24,903,966
Davis New York Venture Fund (Y)	13,617,526	—	13,617,526
Wellington Trust MidCap Opp Series 3	12,710,068	—	12,710,068
Harbor Capital Appreciation Fund	11,954,831	—	11,954,831
Vanguard Institutional Index Fund	47,531,531	—	47,531,531
Vanguard Target Retirement Funds	35,471,759	—	35,471,759
Vanguard Total International Stock Index	1,218,555	—	1,218,555
Vanguard Total Bond Market Index	1,218,008	—	1,218,008
Vanguard Extended Market Index	1,156,271	—	1,156,271
Common stock of Darden Restaurants, Inc. – allocated	35,775,701	168,835,351	204,611,052
Common stock of Darden Restaurants, Inc. – unallocated	—	83,335,509	83,335,509

Total investments	322,594,406	252,666,105	575,260,511

Receivables:
Employer contribution	145,917	76,797	222,714
Accrued dividend and interest	200,130	1,424,329	1,624,459

Total receivables	346,047	1,501,126	1,847,173

Participant loans	16,047,043	—	16,047,043

Total assets	338,987,496	254,167,231	593,154,727

Liabilities:
ESOP loan	—	11,395,954	11,395,954
Interest payable	—	2,873	2,873

Total liabilities	—	11,398,827	11,398,827

Net assets available for benefits	$338,987,496	242,768,404	581,755,900

Number of participants (unaudited)	61,950	14,193

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN

Statement of Net Assets Available for Benefits

April 30, 2009

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Assets:
Investments, at fair value (note 6):
Short-term investments	$1,062,729	512,277	1,575,006
RiverSource Trust Stable Capital Fund II	69,680,425	—	69,680,425
EuroPacific Growth Fund	23,727,751	—	23,727,751
Aston/TAMRO Small Cap I	23,616,764	—	23,616,764
Pimco Total Return Fund	21,051,287	—	21,051,287
Davis New York Venture Fund	8,885,967	—	8,885,967
Harbor Capital Appreciation Fund	7,823,622	—	7,823,622
Vanguard Institutional Index Fund	34,062,596	—	34,062,596
Vanguard Target Retirement Funds	18,709,510	—	18,709,510
Vanguard Strategic Equity Fund	7,540,055	—	7,540,055
Vanguard Total Bond Market Index	463,331	—	463,331
Vanguard Extended Market Index	131,657	—	131,657
Vanguard Total International Stock Index	119,367	—	119,367
Common stock of Darden Restaurants, Inc. – allocated	29,048,475	139,739,724	168,788,199
Common stock of Darden Restaurants, Inc. – unallocated	—	81,407,237	81,407,237

Total investments	245,923,536	221,659,238	467,582,774

Receivables:
Employer contribution	109,524	64,688	174,212
Accrued dividend and interest	161,343	1,203,570	1,364,913

Total receivables	270,867	1,268,258	1,539,125

Participant loans	13,589,105	—	13,589,105

Total assets	259,783,508	222,927,496	482,711,004

Liabilities:
ESOP loan	—	13,205,954	13,205,954
Interest payable	—	4,409	4,409

Total liabilities	—	13,210,363	13,210,363

Net assets available for benefits	$259,783,508	209,717,133	469,500,641

Number of participants (unaudited)	62,353	13,502

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended April 30, 2010

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$59,118,424	44,192,501	103,310,925
Dividends and interest	3,237,131	5,865,832	9,102,963

Net investment income	62,355,555	50,058,333	112,413,888

Participant loan activity during the year:
Interest	912,692	—	912,692

Total loan activity	912,692	—	912,692

Contributions:
Participants	30,257,988	—	30,257,988
Employer	1,721,356	260,133	1,981,489

Total contributions	31,979,344	260,133	32,239,477

Total additions, net	95,247,591	50,318,466	145,566,057

Deductions from net assets attributed to:
Benefits paid to participants	(24,993,168)	(7,779,099)	(32,772,267)
Interest expense	—	(78,729)	(78,729)
Administrative expenses	(340,931)	(118,871)	(459,802)
Transfers between funds	9,290,496	(9,290,496)	—

Total deductions, net	(16,043,603)	(17,267,195)	(33,310,798)

Net increase	79,203,988	33,051,271	112,255,259

Net assets available for benefits:
Beginning of year	259,783,508	209,717,133	469,500,641

End of year	$338,987,496	242,768,404	581,755,900

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended April 30, 2009

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net (depreciation) appreciation in fair value of investments	$(55,858,468)	1,295,446	(54,563,022)
Dividends and interest	4,471,568	5,037,081	9,508,649

Net investment (loss) income	(51,386,900)	6,332,527	(45,054,373)

Participant loan activity during the year:
Interest	991,391	—	991,391

Total loan activity	991,391	—	991,391

Contributions:
Participants	28,769,915	—	28,769,915
Employer	—	2,482,327	2,482,327

Total contributions	28,769,915	2,482,327	31,252,242

Total (reductions) additions, net	(21,625,594)	8,814,854	(12,810,740)

Deductions from net assets attributed to:
Benefits paid to participants	(22,772,125)	(18,754,840)	(41,526,965)
Interest expense	—	(338,227)	(338,227)
Administrative expenses	(298,000)	(572,226)	(870,226)
Transfers between funds	7,687,493	(7,687,493)	—

Total deductions, net	(15,382,632)	(27,352,786)	(42,735,418)

Transfer from RARE Hospitality Plan	24,242,417	—	24,242,417

Net decrease	(12,765,809)	(18,537,932)	(31,303,741)

Net assets available for benefits:
Beginning of year	272,549,317	228,255,065	500,804,382

End of year	$259,783,508	209,717,133	469,500,641

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2010 and 2009

(1)	Description of the Plan

The following description of the Darden Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan sponsored by Darden Restaurants, Inc. (Company). The Plan, as amended, was originally established in June 1973. The Plan covers certain employees of the Company’s operating and administrative subsidiaries, and their divisions and affiliates who are age 21 or older, regardless of their length of service. On October 1, 2007, the Company acquired RARE Hospitality International, Inc. (RARE), which was the trustee of the RARE Hospitality International, Inc. Savings Plan (RARE Savings Plan). In July 2008, the assets of the RARE Savings Plan were merged with the assets of the Plan.

Eligible employees may elect to make primary contributions to the Plan ranging from 1% to 6% of their eligible compensation for each year on an after-tax or before-tax basis. Participants electing to contribute 6% may also elect to make unmatched contributions equal to between 1% and 19% of their eligible compensation for the year. The Company makes quarterly variable contributions to the Plan ranging from 25% to 120% of the primary contribution percentages made by the participants. The Company contribution varies depending on the Company’s operating results and eligibility of the participant. Certain operations employees are limited to make primary contributions to the Plan ranging from 1% to 5% of their eligible compensation for each year on an after-tax or before-tax basis. These participants electing to contribute 5% may also elect to make unmatched contributions equal to between 1% and 15% of their eligible compensation for the year. The Company makes quarterly match contributions to these participants equal to 50% of their primary contribution percentage. Under certain circumstances, participants who have attained age 50 are permitted to make additional, before-tax contributions (catch-up contributions) to the Plan. Catch-up contributions may exceed certain limitations imposed under the Code and the Plan’s percentage limit. Catch-up contributions are not eligible for company matching contributions. Plan matching provisions become effective for participants upon completion of 12 months of service and accumulation of 1,000 hours of service in an anniversary year. Income earned by the Plan is allocated to participants’ accounts based on their relative account balances.

On termination of service due to death, disability, retirement, induction into the Armed Forces of, or service with, the United States Government, involuntary separation or elimination of position due to a sale, destruction, shut-down, or closing out of an activity or facility, a participant shall be entitled to a distribution of the total value of his or her account. All other terminating participants, including those who terminate service due to other reasons, will receive a lump sum distribution of their vested account balance if such balance is $1,000 or less. Terminating participants having vested account balances greater than $1,000 may elect either to receive a lump sum distribution or to leave their accounts in the Plan until attainment of age 65. The Plan charges a quarterly fee to terminated participants who leave their accounts in the Plan. All benefits are recorded when paid.

Effective June 1, 2008, the Company amended the Plan to allow for an additional non-elective Company contribution to eligible employees hired/rehired on or after June 1, 2008. This Company provided contribution is referred to as the Darden Savings Plan-Retirement Plus Contribution (DSP-RPC), and is intended to take the place of the cash balance portion of the Retirement Income Plan for Darden

6	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2010 and 2009

Restaurants, Inc. (RIP), which was frozen on June 1, 2008. Eligible employees who were participants in the RIP had a one time irrevocable election to move to the DSP-RPC. Individuals who elected the DSP-RPC transferred to this Plan effective October 1, 2008. To be eligible for participation in the DSP-RPC, salaried employees must be at least 21 years of age and complete one year of service. Employees need not make contributions to the Plan to be eligible to receive the DSP-RPC. Eligible employees are automatically enrolled in the Plan for DSP-RPC purposes. This contribution is fully funded by the Company and follows the Plan vesting schedule. Eligible employees receive quarterly contributions equal to 1.5% of earnable compensation. The Plan was amended to provide that dividends on unallocated shares of Company Stock that are in excess of ESOP loan requirements and Plan expenses may be used to fund the DSP-RPC.

Prior to January 1, 2009 the Plan allowed allocation of Company shares in the ESOP Fund for payment of incentive bonuses earned by certain restaurant management and Restaurant Support Center administrative employees that had at least five years of service with the Company, its subsidiaries or affiliates. Effective January 1, 2009 the Company ceased making these DSP Advantage Allocations to the Plan.

Wells Fargo Institutional Retirement and Trust (Trustee), a business unit of Wells Fargo Bank, N.A., serves as trustee and administrator of the Plan. Wells Fargo Bank, N.A. is wholly-owned by Wells Fargo & Company.

Each participant is entitled to exercise voting rights attributable to the common stock of the Company shares allocated to his or her account and is notified prior to the time that such rights are to be exercised. The Trustee will vote any allocated shares for which instructions have not been given by a participant and any unallocated shares in the same proportion as votes received.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

The Plan accounts for certain changes in net assets as follows:

•

Dividends and interest, net realized and unrealized gains or losses and administrative expenses of the Participant Directed Funds (excluding Company Common Stock Fund) are recognized by the Plan only as they are reflected in the Plan’s proportionate share of net increases (decreases) in the fair value of the respective funds; and

•	Net realized gains or losses are recognized by the Plan upon the sale of investment securities on the basis of weighted average cost.

(b)	Investments

The Plan’s investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements and schedules.

7	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2010 and 2009

As of April 30, 2010, 50% of the Plan’s investments are in the common stock of the Company. Accordingly, changes in the value of the Company’s common stock could have a greater effect on the Plan’s financial statements than other Plan investments.

(c)	Participant Loans

Participants may borrow from their vested account as follows: a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance in the preceding 12 months even if repaid; 50% of their vested account balance; or the vested balance in the participant’s account excluding amounts in the ESOP Fund. The loan amount may not result in loan repayments that exceed 50% of the participant’s 13 week average net take-home pay. Loan repayment terms generally may not exceed 5 years. The loans are secured by the balance in the participant’s account and bear market rates of interest. Principal and interest is paid through payroll deductions and may be repaid in full at any time without penalty. Participant loans are carried at amortized cost, which approximates market value.

(d)	Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States, requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from those net assets during the reporting period. Actual results could differ from those estimates.

(e)	Application of New Accounting Standards

In May 2009, the Financial Accounting Standards Board (FASB) issued SFAS No. 165, Subsequent Events, which has been incorporated into the Subsequent Events Topic of the FASB Accounting Standards Codification (ASC), within Subtopic 855-10. Subtopic 855-10 establishes general standards of accounting for and disclosing events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is effective for interim and annual periods ending after June 15, 2009, which required that we adopt these provisions during fiscal 2010. See Note 13 for disclosure of the date through which subsequent events were reviewed.

In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-12, Fair Value Measurements and Disclosures (Topic 820), Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which allows investors to use net asset value (NAV) as a practical expedient to estimate fair value of investments in investment companies that do not have readily determinable fair values, including investees that have attributes of investment companies, report net asset value or its equivalent to their investors, and calculate net asset value or its equivalent consistent with the measurement principles of the AICPA Investment Companies Guide (i.e., their assets generally are measured at fair value). This update is effective for interim and annual reporting periods ending after December 15, 2009, which required that we adopt this update during fiscal 2010. The adoption of ASU 2009-12 did not have a significant impact on the financial statements.

8	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2010 and 2009

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, which required additional disclosure of significant transfers in and out of instruments categorized as Level 1 and 2 in the fair value hierarchy. This update also clarified existing disclosure requirements by defining the level of disaggregation of instruments into classes as well as additional disclosure around the valuation techniques and inputs used to measure fair value. This update is effective for interim and annual reporting periods beginning after December 15, 2009, which requires us to adopt this update during fiscal 2011. We do not currently anticipate that full adoption in fiscal 2011 will materially impact the financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

(3)	Forfeitures and Vesting

Vested rights to Company contribution amounts accrue at a rate of 5% per quarter beginning with the participant’s fifth quarter of service. Forfeitures of nonvested Company contributions to the Plan can be used in the following order of priority: cover administrative expenses incurred by the Plan, reinstate previously forfeited amounts to rehired employees and cover Company matching contributions. During the 2010 and 2009 Plan years, $280,281 and $250,093, respectively, of forfeitures were used to cover administrative expenses of the Plan. No forfeited funds were used to reinstate previously forfeited amounts to rehired employees or cover Company contributions during 2010 or 2009.

(4)	Choice of Investments

As of April 30, 2010, participant contributions and DSP-Retirement Plus Contributions to the Plan may be directed to 23 basic investment alternatives: RiverSource Trust Stable Capital Fund II, Aston/TAMRO Small Cap I, American Funds EuroPacific Growth (R6), Pimco Total Return Fund, Davis New York Venture Fund (Y), Wellington Trust MidCap Opp Series 3, Harbor Capital Appreciation Fund, Vanguard Institutional Index Fund, Vanguard Target Retirement 2050 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement Income Fund, Vanguard Total Bond Market Index, Vanguard Extended Market Index, Vanguard Total International Stock Index, and Company Common Stock Fund. All Company match contributions are initially invested in the Darden ESOP Stock Fund; however, participants may set up a separate automatic investment fund election to diversify their Company match to other investment options in the Plan.

9	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2010 and 2009

(5)	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets at April 30, 2010 and 2009:

	2010	2009
Investments at fair value:
RiverSource Trust Stable Capital Fund II, 3,083,541 and 3,231,631 shares at April 30, 2010 and 2009, respectively	$68,516,279	69,680,425

Vanguard Institutional Index Fund, 437,273 and 426,049 shares at April 30, 2010 and 2009, respectively	47,531,531	34,062,596

Aston/TAMRO Small Cap I, 1,778,817 and 1,770,372 shares at April 30, 2010 and 2009, respectively	33,939,828	23,616,764

American Funds EuroPacific Growth (R6), 876,427 and 0 shares at April 30, 2010 and 2009, respectively	33,383,108	—

EuroPacific Gowth Fund, 0 and 834,896 shares at April 30, 2010 and 2009, respectively	—	23,727,751

Common stock of Darden Restaurants, Inc. (including $252,170,860 and $221,146,961 of non-participant directed funds at April 30, 2010 and 2009, respectively), 6,434,560 and 6,767,526 shares at April 30, 2010 an 2009, respectively	287,946,561	250,195,436

Total dividends received by the Plan from the common stock of the Company for the years ended April 30, 2010 and 2009 were $6,654,023 and $5,673,874, respectively.

10	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2010 and 2009

The Plan’s investments appreciated (depreciated) in value, net, as follows:

	2010	2009
RiverSource Trust Stable Capital Fund II	$2,065,925	2,300,116
Aston/TAMRO Small Cap I	10,188,260	979,767
American Funds EuroPacific Growth (R6)	(1,074,067)	—
Pimco Total Return Fund	3,112,073	814,859
Davis New York Venture Fund (Y)	425,681	—
Wellington Trust MidCap Opp Series 3	1,170,913	—
Harbor Capital Appreciation Fund	2,821,882	(2,638,356)
Vanguard Institutional Index Fund	12,446,364	(2,218,401)
Vanguard Target Retirement Funds	6,273,455	(5,434,704)
Vanguard Total International Stock Index	120,396	6,267
Vanguard Total Bond Market Index	59,637	3,660
Vanguard Extended Market Index	211,894	11,457
EuroPacific Growth Fund	9,281,975	(16,226,505)
Davis New York Venture Fund	3,081,114	(4,958,405)
Vanguard Strategic Equity Fund	2,623,062	(4,606,704)
RiverSource Trust Equity Index Fund I	—	(16,721,548)
T. Rowe Price Small Cap Stock Fund	—	(9,550,516)
Common stock of Darden Restaurants, Inc.	6,309,860	2,380,545
ESOP Fund	44,192,501	1,295,446

Total	$103,310,925	(54,563,022)

(6)	Fair Value Measurement

FASB ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. The fair value of our financial instruments is based on the closing market prices of the instruments when applicable, or alternatively, valuations utilizing market data and other observable inputs, inclusive of the risk of nonperformance. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts, such as treasury securities with pricing interpolated from recent trades of similar securities, or priced with models using highly observable inputs.

11	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2010 and 2009

Level 3 — Significant inputs that are generally less observable from objective sources. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value.

Plan investments are recorded at fair value. Shares of common stock are valued at closing market prices and shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the mutual fund at year end. Unitized funds are valued at the net asset value of units of the pooled fund held by the Plan at year end. The net asset value of a unit reflects the combined market value of the underlying mutual fund and accrued interest. Investments in common collective trusts are carried at fair value based on the fair value of the underlying securities in which the account is invested.

The common collective trust funds of the Plan consist of the RiverSource Trust Stable Capital Fund II (RVST Fund II) and Wellington Trust MidCap Opp Series 3 (Wellington Fund). RVST Fund II is a stable value fund invested principally in RiverSource Trust Stable Capital Fund I (RVST Fund I). RVST Fund I invests in a diversified pool of high quality bonds and other short-term investments. The Wellington Fund’s objective is to provide long-term total return in excess of the S&P MidCap 400 Index by investing principally in the Wellington Trust Company, NA CIF II Mid Cap Opportunities Portfolio (the “Portfolio”), which has the same objective. The Portfolio is invested primarily in a mix of large, well-known U.S. stocks valued based on their closing sales price, and short-term securities with maturities of 60 days or less valued at amortized cost, which approximates fair market value. There are currently no redemption restrictions on either of these investments.

Short-term investments are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Participant loans and the ESOP loan payable are stated at cost, which approximates fair value because the loans bear interest at rates commensurate with loans of similar credit quality and duration as of year-end. The fair values of receivables and interest payable approximate their carrying amounts due to their short duration.

The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2010:

	Fair value of assets at April 30, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Common Stock	$287,946,561	287,946,561	—	—
Mutual Funds	178,273,409	178,273,409	—	—
Short Term Investments	1,692,220	1,692,220	—	—
Common Collective Trust	81,226,347	—	81,226,347	—
Unitized Funds	26,121,974	—	26,121,974	—

Total	$575,260,511	467,912,190	107,348,321	—

12	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2010 and 2009

The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2009:

	Fair value of assets at April 30, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Common Stock	$250,195,436	250,195,436	—	—
Mutual Funds	124,617,289	124,617,289	—	—
Short Term Investments	1,575,006	1,575,006	—	—
Common Collective Trust	69,680,425	—	69,680,425	—
Unitized Funds	21,514,618	—	21,514,618	—

Total	$467,582,774	376,387,731	91,195,043	—

(7)	Common Stock of Darden Restaurants, Inc.

At April 30, 2010 and 2009, the fair value of the shares held in participant directed accounts was $35,775,701 (799,457 shares) and $29,048,475 (785,731 shares), respectively. For further information on the Company, participants should refer to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(8)	ESOP Fund

The ESOP Fund consists of common stock of the Company and cash, which is held in short-term investments. All amounts credited to participants’ ESOP accounts will be invested in the ESOP Fund. Participants are able to immediately transfer ESOP funds credited to their accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.

At April 30, 2010 and 2009, the ESOP Fund consists of 5,635,103 and 5,981,795 shares, respectively, of the Company’s common stock. Of the total shares held by the ESOP Fund, 3,772,857 shares at April 30, 2010 and 3,779,814 shares at April 30, 2009 of Company common stock have been allocated to individual participant accounts. The remaining 1,862,246 shares at April 30, 2010 and 2,201,981 shares at April 30, 2009 of Company common stock, which are held by the Trustee, are unallocated (suspense) shares reserved for future Company matching contributions. The shares become available for allocation to participants’ accounts as ESOP loan principal and interest is paid. At April 30, 2010, the fair value of the 1,862,246 unallocated Company shares was $83,335,509 and the fair value of the 3,772,857 allocated shares was $168,835,351. At April 30, 2009, the fair value of the 2,201,981 unallocated Company shares was $81,407,237 and the fair value of the 3,779,814 allocated shares was $139,739,724. Cash dividends on unallocated shares of Company stock can be used to repay promissory notes, pay Plan expenses, or fund the DSP-Retirement Plus Contributions.

The ESOP Fund has two promissory notes payable to the Company, with outstanding principal balances of $9,790,000 and $1,605,954 as of April 30, 2010 and $11,600,000 and $1,605,954 as of April 30, 2009. The notes bear interest at variable rates payable on a monthly, bi-monthly, or quarterly basis at the discretion of

13	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2010 and 2009

the Company. As of April 30, 2010 and 2009, the interest rate on the notes was .580% and .907%, respectively. No principal payments on the remaining notes are required until the due dates, December 15, 2014 and December 31, 2018, respectively. Any or all of the principal may be prepaid at any time. For the years ended April 30, 2010 and 2009, the ESOP Fund made principal payments of $1,810,000 and $3,904,000, respectively.

(9)	Related Party Transactions

Certain plan investments are in common stock of the Company and money market funds managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions. The Company pays the Trustee’s administrative and trustee fees. Such fees, inclusive of fees paid by plan forfeitures and fees paid by terminated participants used to cover plan expenses, were $350,570 and $319,107 for the years ended April 30, 2010 and 2009, respectively.

Certain plan assets are loans to participants who are employees of the Company; therefore, these transactions qualify as party-in-interest transactions. Terminated participants that elect to leave their accounts in the Plan are required to pay quarterly fees; therefore, these transactions also qualify as party-in-interest transactions. Fees paid by terminated participants were $70,289 and $69,013 for the years ended April 30, 2010 and 2009, respectively.

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the accompanying financial statements to Form 5500:

	2010	2009
Net assets available for benefits per the accompanying financial statements	$581,755,900	469,500,641
Participant loans – deemed distributions	(507,474)	(276,361)

Net assets available for benefits per Form 5500	$581,248,426	469,224,280

The following is a reconciliation of total additions (reductions) to net assets, net, per the accompanying financial statements to Form 5500:

	2010	2009
Total additions (reductions), net, per the accompanying financial statements	$145,566,057	(12,810,740)
Interest income on deemed distributed loans	5,075	5,229

Total additions (reductions) per Form 5500	$145,571,132	(12,805,511)

14	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2010 and 2009

The following is a reconciliation of total deductions to net assets, net, per the accompanying financial statements to Form 5500:

	2010	2009

Total deductions, net, per the accompanying financial statements	$33,310,798	42,735,418
Deemed distributed loans offset by total distributions	(57,678)	(57,388)
Change in deemed loans	293,866	143,882

Total deductions per Form 5500	$33,546,986	42,821,912

(11)	Tax Status

The Plan obtained its latest determination letter on July 15, 2002, in which the Internal Revenue Service stated that the Plan, as designed through November 13, 2001, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, the Plan qualifies under Sections 401(a) and 4975(e)(7) and the related trust is tax exempt as of April 30, 2010. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(12)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, no further contributions shall be made to the Plan by either the Company or the participants, participants would become fully vested in their employer contributions and the related Plan trust would be used exclusively for the benefit of participants and beneficiaries after the payment of liquidation expenses. Any unallocated leveraged shares in the ESOP Fund would be sold to the Company or on the open market. The proceeds of such sale would be used to satisfy any outstanding acquisition loans and the balance of any amounts remaining would be allocated to each participant in proportion to each participant’s ESOP account balance to the total of all ESOP account balances.

(13)	Subsequent Events

There have been no subsequent events through the issuance of these financial statements on October 22, 2010.

15

DARDEN SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

April 30, 2010

Issuer	Face amount or number of units	Cost	Current value
Common stock of Darden Restaurants, Inc.*, **	6,434,560	$52,077,959	287,946,561
RiverSource Trust Stable Capital Fund II	3,083,541	62,779,557	68,516,279
Aston/TAMRO Small Cap I	1,778,817	23,528,461	33,939,828
American Funds EuroPacific Growth (R6)	876,427	34,370,062	33,383,108
Pimco Total Return Fund	1,794,463	21,352,358	24,903,966
Davis New York Venture Fund (Y)	414,663	13,189,692	13,617,526
Wellington Trust MidCap Opp Series 3	833,447	11,571,305	12,710,068
Harbor Capital Appreciation Fund	350,684	10,913,472	11,954,831
Vanguard Institutional Index Fund	437,273	37,791,561	47,531,531
Vanguard Target Retirement 2050 Fund	9,359	189,223	189,893
Vanguard Target Retirement 2045 Fund	570,585	6,679,389	7,286,377
Vanguard Target Retirement 2040 Fund	10,001	197,594	202,326
Vanguard Target Retirement 2035 Fund	805,380	9,247,268	9,946,449
Vanguard Target Retirement 2030 Fund	8,464	169,360	173,163
Vanguard Target Retirement 2025 Fund	749,192	8,483,305	8,960,337
Vanguard Target Retirement 2020 Fund	57,041	1,163,974	1,200,138
Vanguard Target Retirement 2015 Fund	457,428	5,212,659	5,438,814
Vanguard Target Retirement 2010 Fund	8,050	174,565	173,083
Vanguard Target Retirement 2005 Fund	85,761	930,919	980,249
Vanguard Target Retirement Income Fund	84,180	884,585	920,930
Vanguard Total Bond Market Index	70,463	1,170,856	1,218,008
Vanguard Extended Market Index	30,966	950,968	1,156,271
Vanguard Total International Stock Index	84,740	1,130,130	1,218,555
Evergreen Institutional
Short-term Investment Fund*	1,692,220	1,692,220	1,692,220
Participant Loans outstanding – interest ratesranging from 5.00% – 10.50% withvarying maturities*	3,928	—	16,047,043

*	Party-in-interest
**	Includes unallocated shares held in the ESOP Fund as collateral for the promissory notes payable

See accompanying report of independent registered public accounting firm.

DARDEN SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended April 30, 2010

5% series of transactions by security issue described in 29 CFR 2520 [(103-6(c)(i)(iii)]

	Purchases		Sales		Cost of asset	Current value on transaction date	Net gain (loss)
Issuer/description	Number of transactions	Purchase price	Number of transactions	Selling price
Evergreen Institutional
Short-term Investment Fund*	32	$44,047,356	—	$—	$44,047,356	$44,047,356	$—
Evergreen Institutional
Short-term Investment Fund*	—	—	18	43,888,569	43,888,569	43,888,569	—
Vanguard
Total International Stock Index	240	1,342,324	—	—	1,342,324	1,342,324	—
Vanguard
Total International Stock Index	—	—	103	38,371,752	29,053,424	38,371,752	9,318,328
RiverSource Trust Company
Stable Capital Fund II	1,408	20,093,793	—	—	20,093,793	20,093,793	—
RiverSource Trust Company
Stable Capital Fund II	—	—	1,242	23,323,868	23,000,393	23,323,868	323,475
EuroPacific
Growth	395	4,998,510	—	—	4,998,510	4,998,510	—
EuroPacific
Growth	—	—	520	38,008,220	28,726,255	38,008,220	9,281,965
Wellington Trust
MidCap Opp Series 3	149	12,445,060	—	—	12,445,060	12,445,060	—
Wellington Trust
MidCap Opp Series 3	—	—	205	50,553,063	41,983,685	50,553,063	8,569,378
American Funds
EuroPacific Growth (R6)	162	36,868,430	—	—	36,868,430	36,868,430	—
American Funds
EuroPacific Growth (R6)	—	—	305	2,411,249	2,498,368	2,411,249	(87,119)

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

EXHIBITS

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Darden Savings Plan has duly caused this Annual Report to be signed on its behalf by the Benefit Plans Committee (as Plan Fiduciary and administrator of the financial aspects of the Darden Savings Plan), by the undersigned hereunto duly authorized.

DARDEN SAVINGS PLAN

	By:	Benefit Plans Committee,
as Plan Fiduciary and administrator
of the financial aspects of
the Darden Savings Plan

Dated: October 22, 2010	By:	/s/ Danielle Kirgan
Danielle Kirgan, Chairperson
Benefit Plans Committee
Darden Restaurants, Inc.

EXHIBIT INDEX

Exhibit Number	Title

23	Consent of KPMG LLP, as Independent Registered Public Accounting Firm.